Exhibit 99.1

Alithya Reports Strong Revenue Growth and Financial Performance for Fourth Quarter and Fiscal 2023
Q4-2023 Highlights
•Revenues increased 13.5% to $136.2 million, compared to $120.0 million for the same quarter last year.
•80.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 31.0% to $40.7 million, compared to $31.1 million for the same quarter last year.
•Gross margin as a percentage of revenues(1) increased to 29.9%, compared to 25.9% for the same quarter last year.
•Adjusted EBITDA(2) increased 73.0% to $10.5 million, or 7.7% of revenues(2), compared to $6.0 million, or 5.0% of revenues, for the same quarter last year.
•Net loss was $20.0 million, or $0.21 per share, compared to a net loss of $7.3 million, or $0.08 per share, for the same quarter last year. The increased net loss is in large part due to specific, non-cash elements, namely $9.2 million in contingent consideration relating to the acquisition of Datum Consulting, LLC and its international affiliates ("Datum") (the "Datum Acquisition") and an impairment of property and equipment and right-of use assets of $3.7 million.
•Adjusted Net Earnings(2) increased $1.9 million, or 81.3%, to $4.1 million, compared to $2.2 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.04, compared to $0.02 for the same quarter last year.
•Net cash from operating activities was $4.4 million, representing an increase of $8.1 million, from $3.7 million of cash used for the same quarter last year.
•Q4 Bookings(1) reached $124.0 million, which translated into a Book-to-Bill Ratio(1) of 0.91. The book-to-bill ratio would be 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.
F2023 Highlights
•Revenues increased 19.4% to $522.7 million, compared to $437.9 million last year.
•Gross margin increased 30.7% to $151.8 million, compared to $116.2 million last year.
•Gross margin as a percentage of revenues increased to 29.0%, compared to 26.5% last year.
•Adjusted EBITDA increased 59.8% to $36.1 million, or 6.9% of revenues, from $22.6 million, or 5.2% of revenues, last year.
•Net loss was $30.1 million, or $0.32 per share, compared to a net loss of $15.5 million, or $0.18 per share last year.
•Adjusted net earnings increased $4.1 million, or 39.2%, to $14.7 million, compared to $10.6 million last year. This translated into Adjusted Net Earnings per Share of $0.16, compared to $0.12 last year.
•Net cash from operating activities was $28.9 million, representing an increase of $27.0 million, or 1,461.2%, from $1.9 million last year.
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Exhibit 99.1

•Fiscal 2023 Bookings reached $525.4 million, which translated into a Book-to-Bill ratio of 1.01. The book-to-bill ratio would be 1.15 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.
•DSO(1) as at March 31, 2023 was 54 days, an improvement from 66 days as at March 31, 2022.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at March 31, 2023.
MONTREAL, CANADA (June 8, 2023) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”) reported today its results for the fourth quarter and fiscal 2023 ended March 31, 2023. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the fourth quarter and for the twelve-month period:

Financial Highlights (in thousands of $, except for margin percentages)	F2023-Q4	F2022-Q4	F2023	F2022
Revenues	136,224	119,974	522,701	437,885
Gross Margin	40,732	31,083	151,774	116,153
Gross Margin (%)	29.9%	25.9%	29.0%	26.5%
Selling, general and administrative expenses	35,978	26,204	126,522	98,838
Selling, general and administrative expenses (%)(1)	26.4%	21.8%	24.2%	22.6%
Adjusted EBITDA(2)	10,463	6,048	36,122	22,609
Adjusted EBITDA Margin(2) (%)	7.7%	5.0%	6.9%	5.2%
Net Loss	(19,993)	(7,253)	(30,097)	(15,548)
Basic and Diluted Loss per Share	(0.21)	(0.08)	(0.32)	(0.18)
Adjusted Net Earnings(2)	4,060	2,238	14,742	10,590
Adjusted Net Earnings per Share(2)	0.04	0.02	0.16	0.12
(1)    These are other financial measures and ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)     These are non-IFRS financial measures or ratios without a standardized definition under IFRS, which may not be comparable to similar measures or ratios used by other issuers. Definition and quantitative reconciliation of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measure is presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
“Alithya is closing out another strong year in fiscal 2023. The team achieved another quarter of revenues and Adjusted EBITDA growth. Our performance continues to improve towards the realization of the milestones of our strategic plan. We have passed the half-billion milestone in terms of annual revenues, and our repeat clients represented over 80 percent of our business in Q4, demonstrating our growing position as a trusted advisor in their digital transformation journey. We have also added 32 new clients in the quarter, bringing our fiscal 2023 total to 144.
This strong base and new clients have enabled us to deliver both sequential and strong year-over-year performance in revenues, gross margin as a percentage of revenues, and Adjusted EBITDA. As we continue to closely monitor global economic factors and potential short-term variations across our markets, we stay focused on our long-term plan of building a trusted, global, digital transformation advisory firm in a disciplined way.”
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Exhibit 99.1

Fourth Quarter Results
Revenues
Revenues amounted to $136.2 million for the three months ended March 31, 2023, of which 80.6% was generated from clients which we had in the same quarter last year, and including $11.9 million from Vitalyst, LLC ("Vitalyst") (the "Vitalyst Acquisition") and Datum, following their acquisitions by the Company on January 31, 2022 and July 1, 2022, respectively, representing an increase of $16.2 million, or 13.5%, from $120.0 million for the three months ended March 31, 2022. On a sequential basis, revenues also increased by $5.4 million, or 4.2%, from $130.8 million for the third quarter of this year.
Revenues in Canada increased by $5.7 million, or 7.5%, to $81.2 million for the three months ended March 31, 2023, from $75.5 million for the three months ended March 31, 2022. The increase in revenues was due to organic growth in all areas.
U.S. revenues increased by $8.9 million, or 22.0%, to $49.3 million for the three months ended March 31, 2023, from $40.4 million for the three months ended March 31, 2022, due primarily to increased revenues of $6.1 million from the acquisitions of Vitalyst, which contributed an additional month of revenues in the fourth quarter compared to the prior year, and Datum's U.S. business, and organic growth in all areas. The increased revenues include a favorable US$ exchange rate impact of $3.1 million between the two periods.
International revenues increased by $1.7 million, or 41.8%, to $5.8 million for the three months ended March 31, 2023, from $4.1 million for the three months ended March 31, 2022, due to revenues of $0.9 million from the acquisition of Datum's international business and organic growth in activity levels. The increased revenues include a favorable foreign exchange rate impact of $0.1 million between the two periods.
Gross Margin
Gross margin increased by $9.6 million, or 31.0%, to $40.7 million for the three months ended March 31, 2023, from $31.1 million for the three months ended March 31, 2022. Gross margin as a percentage of revenues increased to 29.9% for the three months ended March 31, 2023, from 25.9% for the three months ended March 31, 2022.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, due to increased revenues from permanent employees relative to subcontractors and higher margin offerings. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to increased revenues from permanent employees relative to subcontractors compared to the third quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of a positive margin impact from the acquisition of Datum's U.S. business, higher average revenue per employee, improved project performance in other areas of the business, and a favorable US$ exchange rate impact between the two periods. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to improved project performance in certain areas of the business, compared to the third quarter of this year.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly as a result of inflationary pressures on salary costs and more non-billable hours.
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Exhibit 99.1

Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $36.0 million for the three months ended March 31, 2023, representing an increase of $9.8 million, or 37.3%, from $26.2 million for the three months ended March 31, 2022. Selling, general and administrative expenses, as a percentage of revenues, amounted to 26.4% for the three months ended March 31, 2023, compared to 21.8% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, a $2.8 million impairment of property and equipment and right-of-use assets, as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint, realize synergies and improve the cost structure of the combined business, and an unfavorable US$ exchange rate impact of $0.9 million, partially offset by reductions in other expense categories.

Adjusted EBITDA
Adjusted EBITDA amounted to $10.5 million for the three months ended March 31, 2023, representing an increase of $4.5 million, or 73.0%, from $6.0 million for the three months ended March 31, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.7% for the three months ended March 31, 2023, compared to 5.0% for the three months ended March 31, 2022.
Net Loss
Net loss for the three months ended March 31, 2023 was $20.0 million, representing an increase of $12.7 million, from $7.3 million for the three months ended March 31, 2022. The increased loss was driven by increased selling, general and administrative expenses, including an impairment charge of $2.8 million on property and equipment and right-of-use assets, increased business acquisition, integration and reorganization costs, including contingent consideration of $9.2 million related to the Datum Acquisition and an impairment charge of $0.9 million on property and equipment and right-of-use assets, increased depreciation and amortization, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin in the three months ended March 31, 2023, compared to the three months ended March 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.21 for the three months ended March 31, 2023, compared to a net loss of $0.08 per share for the three months ended March 31, 2022.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $4.1 million for the three months ended March 31, 2023, representing an increase of $1.9 million, or 81.3%, from $2.2 million for the three months ended March 31, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses, increased depreciation of property and equipment and right-of-use assets, increased net financial expenses, and decreased income tax recovery. This translated into Adjusted Net Earnings per Share of $0.04 for the three months ended March 31, 2023, compared to $0.02 for the three months ended March 31, 2022.
Liquidity and Capital Resources
For the three months ended March 31, 2023, net cash from operating activities was $4.4 million, representing an increase of $8.1 million, from $3.7 million of cash used for the three months ended March 31, 2022. The cash flows for the three months ended March 31, 2023 resulted primarily from the net loss of $20.0 million, plus
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Exhibit 99.1

$28.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, contingent consideration, impairment of property and equipment and right-of-use assets, net financial expenses, and share-based compensation, partially offset by deferred taxes, and $3.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2022 resulted primarily from the net loss of $7.3 million, plus $6.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes and other items, and $2.5 million in unfavorable changes in non-cash working capital items.
Fiscal 2023 Results
Revenues
Revenues amounted to $522.7 million for the twelve months ended March 31, 2023, including $45.9 million from the acquisitions of Vitalyst and Datum, representing an increase of $84.8 million, or 19.4%, from $437.9 million for the twelve months ended March 31, 2022.

Gross Margin
Gross margin increased by $35.6 million, or 30.7%, to $151.8 million for the twelve months ended March 31, 2023, from $116.2 million for the twelve months ended March 31, 2022. Gross margin as a percentage of revenues increased to 29.0% for the twelve months ended March 31, 2023, from 26.5% for the twelve months ended March 31, 2022, despite annual salary increases which came into effect in the first quarter of this year and the non-recurrence of the forgiveness of the $4.6 million in Paycheck Protection Program (“PPP”) loans recorded to cost of revenues in the first quarter of last year.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $126.5 million for the twelve months ended March 31, 2023, representing an increase of $27.7 million, or 28.0%, from $98.8 million for the twelve months ended March 31, 2022. Selling, general and administrative expenses, as a percentage of revenues, amounted to 24.2% for the twelve months ended March 31, 2023, compared to 22.6% for the twelve months ended March 31, 2022 driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, a $2.8 million impairment of property and equipment and right-of-use assets, as discussed above,and an unfavorable US$ exchange rate impact of $2.7 million, partially offset by reductions in other expense categories.
Adjusted EBITDA, Net loss and Adjusted Net Earnings
Adjusted EBITDA amounted to $36.1 million for the twelve months ended March 31, 2023, representing an increase of $13.5 million, or 59.8%, from $22.6 million, which included the forgiveness of $5.9 million in PPP loans, for the twelve months ended March 31, 2022. Net loss for the twelve months ended March 31, 2023 was $30.1 million, representing an increase of $14.6 million, from $15.5 million, including the forgiveness of $5.9 million in PPP loans, for the twelve months ended March 31, 2022. Adjusted Net Earnings amounted to $14.7 million for the twelve months ended March 31, 2023, representing an increase of $4.1 million, or 39.2%, from $10.6 million for the twelve months ended March 31, 2022.
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Exhibit 99.1

Outlook
Notwithstanding the ongoing global uncertainties, the Company maintains focus on its long-term strategic plan, which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and its flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives, responds directly to client expectations. More specifically, Alithya has established a three-pronged growth plan focusing on:
•Increasing scale through organic growth and complementary acquisitions;
•Achieving best-in-class employee engagement;
•Providing its investors, partners and stakeholders with long-term growing return on investment.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop new business, including by broadening the scope of our service offerings, entering into new contracts and penetrating new markets (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog; (v) our ability to service our debt and raise additional capital and its estimates regarding its future financing and capital requirement; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such
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Exhibit 99.1

statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya’s, Management's Discussion and Analysis for the quarter ended March 31, 2023 and Management's Discussion and Analysis for the year ended March 31, 2023, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin, are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, DSO, Gross Margin as a Percentage of Revenues and Selling, General and Administrative as a Percentage of Revenues are other financial measures used in this press release. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-IFRS and other financial measures can be found in section 5,“Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the year ended March 31, 2023, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are incorporated by reference in this press release, which includes explanations of the composition and usefulness of these non IFRS financial measures and non IFRS ratios.

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Exhibit 99.1

The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(19,993)	(7,253)	(30,097)	(15,548)
Business acquisition, integration and reorganization costs	12,166	6,128	18,079	11,617
Amortization of intangibles	8,693	4,017	27,497	14,285
Share-based compensation	2,951	937	8,112	4,454
Impairment of property and equipment and right-of-use assets	2,758	—	2,758	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	(6,026)	—
Income tax expense related to above items	(2,515)	(1,591)	(5,581)	(4,218)
Adjusted Net Earnings (1)	4,060	2,238	14,742	10,590
Basic and diluted loss per share	(0.21)	(0.08)	(0.32)	(0.18)
Adjusted Net Earnings per Share (1)	0.04	0.02	0.16	0.12

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2023, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	136,224	119,974	522,701	437,885
Net loss	(19,993)	(7,253)	(30,097)	(15,548)
Net financial expenses	2,577	1,352	9,335	4,579
Income tax recovery	(506)	(575)	(6,257)	(3,027)
Depreciation	1,721	1,235	6,536	5,435
Amortization of intangibles	8,693	4,017	27,497	14,285
EBITDA (1)	(7,508)	(1,224)	7,014	5,724
EBITDA Margin (1)	(5.5)%	(1.0)%	1.3%	1.3%
Adjusted for:
Foreign exchange loss (gain)	96	(25)	159	(26)
Share-based compensation	2,951	937	8,112	4,454
Business acquisition, integration and reorganization costs	12,166	6,128	18,079	11,617
Impairment of property and equipment and right-of-use assets	2,758	—	2,758	—
Internal ERP systems implementation	—	232	—	840
Adjusted EBITDA (1)	10,463	6,048	36,122	22,609
Adjusted EBITDA Margin (1)	7.7%	5.0%	6.9%	5.2%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the year ended March 31, 2023, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Exhibit 99.1

Conference Call
Alithya will hold a conference call to discuss these results on June 8, 2023, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 888 396 8049, conference ID 39865545, or via webcast at https://www.icastpro.ca/zv4ahh. The conference call recording can be accessed via the same URL link until July 8, 2023.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients’ success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Benjamin Cerantola
Director of Communications
438-798-0119
benjamin.cerantola@alithya.com

Note to readers: Alithya's annual consolidated financial statements and notes thereto, Management’s Discussion and Analysis, and Annual Report on Form 40-F for the year ended March 31, 2023 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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